

Mail Stop 7010

July 11, 2008

via U.S. mail

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032

> **Re: Smith International, Inc.**
> **Form S-4**
> **Filed June 24 2008 and amended June 25, 2008**
> **File No. 333-151897**
>
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 1-08514**
>
> **Schedule 14A**
> **Filed April 11, 2008**
> **File No. 1-08514**

Dear Mr. Chandler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We have limited our review of the Form S-4 to compliance with the comments below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 10

1.   This section should include all known material risks that potentially impact your company and its operations in particular. Please revise to make clear that you have included all such particular risks in this section and to eliminate the suggestion that the reader need look "elsewhere in this report and other documents we file" for a discussion of risks.

2.   Tailor your discussion of the risks so that they describe those factors that impact your operations in particular rather than referring in only general terms to generic industry risks. However, do not include extraneous detail or language that mitigates the risks you discuss. For example, the risk factor captioned "Our businesses are subject to a variety of governmental regulations" could apply to almost any large enterprise with international operations.

Financial Statements

Revenue recognition policy, page 35

3.   Your disclosure indicates that product revenue is recognized when title and related risk of loss has transferred to the customer. Please expand your disclosure to clarify whether title and risk of loss transfer upon delivery. Explain any material situations where title does not transfer upon delivery. We refer you to the general guidance of SAB Topic 13.

4.   Please tell us how you comply with Regulation S-X, Rule 5-03(b)(1) and (2), which requires that revenues and cost of revenues from product sales, rentals, services and other sources be reported separately on your statements of operations.

Industry segments and international operations, page 51

5.   Please explain how your determination of your reportable segments complies with paragraph 16 of SFAS 131. As part of your response, tell us whether M-I SWACO, Smith Technologies, Smith Services, Wilson, and CE Franklin Ltd. are each operating segments as defined by paragraph 10 of SFAS 131 and, if so, how you are able to aggregate them into two reportable segments in accordance with paragraphs 17 and 18. Please address the specific criteria of paragraph 17, including economic characteristics of each segment. Finally, tell us how you

anticipate the exchange offer with W-H Energy Services, Inc. will impact your segment reporting.

Schedule 14A, filed April 11, 2008

Executive Compensation Components, page 15

6.   It is unclear how the final percentages you identify under Annual Cash Bonus in the third paragraph on page 16 were determined. You indicate that the performance levels "ranged from above to below the target goals, resulting in [officers] earning between 35% and 162% of their target annual cash bonus percentage." Explain further how the ultimate amounts are determined, and disclose known targets for the 2008 fiscal year. Provide us with the disclosure you propose to include in future filings to address this comment.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or Tim Levenberg at (202) 551-3703 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Eisen
     C. White
     J. Madison

     Via facsimile
     David Shapiro
     (212) 403-2000